UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

The Macerich Company

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

554382101

(CUSIP Number)

Jeff Davis

Senior Vice President and General Counsel

Ontario Teachers’ Pension Plan Board

5650 Yonge Street, 3rd Floor

Toronto, Ontario M2M 4H5

Canada

(416) 228-5900

With a Copy to:

William G. Farrar

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

(212) 558-4940

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 6, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 554382101	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Ontario Teachers’ Pension Plan Board
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 27,682
	8	SHARED VOTING POWER 20,258,555
	9	SOLE DISPOSITIVE POWER 27,682
	10	SHARED DISPOSITIVE POWER 20,258,555
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,286,237
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.8%
14	TYPE OF REPORTING PERSON (See Instructions) FI

SCHEDULE 13D

CUSIP No. 554382101	Page 3 of 5 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) 1700480 Ontario Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,258,555
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,258,555
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,258,555
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.8%
14	TYPE OF REPORTING PERSON (See Instructions) CO

This Amendment No. 1 (this “Schedule 13D Amendment”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 24, 2014 (the “Original Schedule 13D”, as amended and supplemented hereby, the “Schedule 13D”) with respect to the common stock, par value $0.01 per share (the “Common Stock”), of The Macerich Company, a Maryland corporation (the “Issuer”), filed by Ontario Teachers’ Pension Plan Board, an Ontario, Canada corporation (“Teachers’”), and 1700480 Ontario Inc., an Ontario, Canada corporation (“1700480”), wholly owned by Teachers’. Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Original Schedule 13D. All items or responses not described herein remain as previously reported in the Original Schedule 13D.

All calculations with respect to beneficial ownership of the Issuer’s Common Stock set forth in this Schedule 13D are based on 158,262,276 shares of Common Stock outstanding as of May 6, 2015, as reported on the cover of the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2015, filed with the SEC by the Issuer.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended solely with respect to Schedule A attached hereto.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following immediately after the last paragraph thereof:

The 3,117,710 shares of Common Stock acquired by 1700480 between May 5, 2015 and May 7, 2015 reported herein were acquired at an aggregate purchase price of $254,280,611. The source of the funds used to purchase such shares of Common Stock was a capital contribution to equity by 1700480’s parent, Teachers’.

Item 5. Interest in Securities of the Issuer

Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) and (b). 1700480, as a wholly-owned subsidiary of Teachers’, may be deemed to share voting and dispositive power with Teachers’ with respect to the 20,258,555 shares of Common Stock it beneficially owns, representing approximately 12.8% of the shares of Common Stock outstanding. In addition to such Common Stock, Teachers’ directly owns 27,682 shares of Common Stock, which together with the shares of Common Stock directly owned by 1700480 represent approximately 12.8% of the shares of Common Stock outstanding. Pursuant to the Master Agreement, 1700480 agreed that if it and its affiliates collectively own (beneficially or of record) more than 9.9% of the outstanding shares of Common Stock, 1700480 will cause to be voted in accordance with the recommendations of the Issuer’s Board of Directors all of the shares of Common Stock owned by them in excess of such number of shares that represents 9.9% of the outstanding shares of Common Stock. The foregoing summary of the Master Agreement is qualified in its entirety by reference to the full text of the Master Agreement.

4

(c). Information concerning transactions in the Common Stock effected by 1700480 during the past sixty days is set forth in Schedule C hereto and is incorporated herein by reference. All of the transactions in the Common Stock listed in Schedule C hereto were effected in open market purchases on numerous U.S. trading venues through various brokerage entities. Except for the arrangements described in this Schedule 13D, neither Reporting Person has and, to the knowledge of the Reporting Persons, no person named in Schedule A or Schedule B has effected any transactions in the Common Stock during the past sixty days.

5

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 7, 2015

Ontario Teachers’ Pension Plan Board

By:	/s/ Rossana Di Lieto
Name:	Rossana Di Lieto
Title:	Chief Compliance Officer and Vice President

1700480 Ontario Inc.

By:	/s/ Sandra J. Hardy
Name:	Sandra J. Hardy
Title:	Vice-President and Secretary

SCHEDULE A

CERTAIN INFORMATION REGARDING THE BOARD MEMBERS AND OFFICERS OF ONTARIO TEACHERS’ PENSION PLAN BOARD

Set forth in the table below are the name, current residence or business address and current occupation or employment of each of the board members and officers of Ontario Teachers’ Pension Plan Board, an Ontario, Canada corporation (“Teachers’”). Each director and officer is a citizen of Canada with the exception of Calum McNeil and Andrew Jonathan Mark Taylor, each of whom is a citizen of the United Kingdom, and Doug Gerhart and Maryam Ghiai, each of whom is a citizen of Canada and the United States.

Name	Residence or Business Address	Occupation or Employment
Rodney Stephen Albert (Board Member)	566 Rosebank Road S. Pickering, ON L1W 2N5	Board Member
William Frank Chinery (Board Member)	129 Yonge Boulevard, Toronto, ON M5M 3H2	Board Member
John David Murray (Board Member)	43 Centennial Boulevard, Ottawa K1S 0M6	Board Member
Steven Robert McGirr (Board Member)	206 Bloor Street West Suite 1102 Toronto, ON M5S 1T8	Board Member
Barbara Frank Palk (Board Member)	4 Douglas Drive Toronto, ON M4W 2B3	Board Member
Sharon Sallows (Board Member)	40 Edgar Avenue Toronto, ON M4W 2A9	Board Member
David William Smith (Board Member)	37 Burton Road Toronto, ON M5P 1V1	Board Member
Daniel Francis Sullivan (Board Member)	65 Chestnut Park Road Toronto, ON M4W 1W7	Board Member
Jean Turmel (Board Member)	1067 Boul. Mont-Royal Outremont, QUE H2V 2H5	President, Perseus Capital Inc.
OFFICERS
Tracy Lee Abel	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Senior Vice President, Member Services
Deborah Mary Allan	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice President, Communications and Media Relations

Jason Nicholas Chang	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice President, Fixed Income, Fixed Income & Alternative Investments
Andrew James Claerhout	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Senior Vice President, Infrastructure
James Davis	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice President, Strategy & Asset Mix & Chief Economist, Asset Mix & Risk
Jeffrey Michael Davis	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	General Counsel, Senior Vice President, Corporate Affairs and Corporate Secretary
Rossana Di Lieto	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President & Chief Compliance Officer
Kevin Clifford Duggan	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice President, Equity Products, Tactical Asset Allocation
Steven Tommaso Faraone	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice President, Healthcare & Consumer Retail, Teachers’ Private Capital
Audrey Ann Gaspar	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice President, Investment Planning, Asset Mix & Risk
Doug Gerhart	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice President, Investment IT Architecture
Maryam Ghiai	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice President, IT Service Delivery
Carol Gordon	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice President, Audit Services
Alyssa Van Graft	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice President, Strategic Planning and Business Management
Jonathan Craig Hammond	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice President, Enterprise Technology Services
Jonathan Michael Hausman	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice President, Alternative Investments and Fixed Income Emerging Markets, Fixed Income & Alternative Investments
Ziad Hindo	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Senior Vice President, Tactical Asset Allocation & Natural Resources
Daniel Leo Houle	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice President, Investment Operations
Hersh Joshi	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice President, Taxation
Wayne Anthony Kozun	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Senior Vice President, Fixed Income & Alternative Investments
Romeo Stephen Leemrijse	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice President, Industrial Products, Energy & Power, Teachers’ Private Capital
Leslie Ann Lefebvre	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice President, Global Active Equities, Public Equities

Kenneth James Steven Manget	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice President, Relationship Investing
Rosemarie Ellen McClean	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Senior Vice President and Chief Operations Officer
David Lloyd McGraw	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Senior Vice President & Chief Financial Officer
Stephen Frederick James McLennan	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice President, Natural Resources
Calum McNeil	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice President, Financial & Management Reporting
Marcia Elizabeth Mendes-d’Abreu	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Senior Vice President, Human Resources
Ronald Wesley Mock	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	President & Chief Executive Officer
Nicole Theresa Musicco	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice President, Funds, Teachers’ Private Capital
Jennifer Susanne Newman	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Senior Vice President, Enterprise Services
Neil Petroff	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Executive Vice President and Chief Investment Officer
John Scott Picket	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice President, Research & Risk, Asset Mix & Risk
Sarah Jane Rowe	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Senior Vice President, Teachers’ Private Capital
Lino Louis Sienna	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice President, Long- Term Equities, Teachers’ Private Capital
Peter Laverne Everett Simpson	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice President, Valuation, Risk Analytics & Model Valuation
Stephen Jay Solursh	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice President & Associate General Counsel
Olivia Penelope Steedman	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice President, Infrastructure
Andrew Jonathan Mark Taylor	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Managing Director, Europe, Middle East and Africa (EMEA), London office
Michael Peter Wissell	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Senior Vice President, Public Equities
Barbara Maria Zvan-Watson	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Senior Vice President Asset Mix & Risk & Chief Investment Risk Officer

SCHEDULE C

TRANSACTIONS BY 1700480 ONTARIO INC.

IN COMMON STOCK OF THE ISSUER IN THE LAST SIXTY DAYS

Date of Transaction	Shares Purchased	Weighted Average (1) Price Per Share (USD)
May 5, 2015	1,084,049	81.60	(2)
May 6, 2015	1,167,534	80.86	(3)
May 7, 2015	866,127	82.46	(4)

(1)	The prices listed in this column represent the weighted average prices at which the amount of shares of Common Stock listed in each row were purchased. Teachers’ and 1700480 undertake to provide upon request by the staff of the Securities and Exchange Commission full information regarding the number of shares purchased at each separate price.
(2)	The range of prices for these purchases was $81.40-$81.65
(3)	The range of prices for these purchases was $80.79-$80.97
(4)	The range of prices for these purchases was $82.36-$82.75